Exhibit 23.3
Consent of Independent Registered Public Accounting Firm
The Board of Directors
The Spectranetics Corporation:
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 30, 2005 with respect to the consolidated balance sheet of The Spectranetics Corporation and subsidiary (collectively, the Company) as of December 31, 2004, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the years ended December 31, 2004 and 2003, which report appears in the December 31, 2005 annual report on Form 10-K of the Company.
Our report refers to the adoption of Emerging Issues Task Force Abstract No. 00-21, Revenue Arrangements with Multiple Deliverables.
/s/ KPMG LLP
Denver, Colorado
January 16, 2007